Exhibit 99.12

CONSENT OF ZAFIR EKMEKÇI

In connection with the Annual Report on Form 40-F, and any amendments and exhibits thereto, of Sandstorm Gold Ltd. (the “Company”) for the year ended December 31, 2019 (collectively, the “Annual Report”), I, Zafir Ekmekçi, SME RM, consent to (i) the use of and reference to any technical report(s), or portions thereof, that was prepared by me, that I supervised the preparation of and/or was reviewed and approved by me, (ii) the use of and references to my name, including as an expert or “qualified person,” in connection with the Annual Report and any such technical report(s), and (iii) the information derived or summarized from such technical report(s) that is included or incorporated by reference in the Annual Report and any of the exhibits thereto, including, but not limited to, the Annual Information Form for the year ended December 31, 2019.

I also consent to the incorporation by reference of such information contained in the Annual Report and exhibits thereto into the Company’s Registration Statement on Form F-10 (File No. 333-229756), as amended.

Date: March 30, 2020	/s/ Zafir Ekmekçi
	Name:	Zafir Ekmekçi, SME RM
	Title:	Principal for Hacettepe Mineral Teknolojileri Ltd. Şti.